Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

CHEROKEE INC.

and

LLM MANAGEMENT CO., LLC

DATED AS OF SEPTEMBER 4, 2012

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of September 4, 2012 (the “Effective Date”), is entered into by and between LLM Management Co., LLC, a Delaware limited liability company (“Seller”), and Cherokee Inc., a Delaware corporation (“Buyer”).

PREAMBLE

A.            Seller is the owner of the “Liz Lange” and “Completely Me by Liz Lange” brands and related or derivative trademarks and manages, markets, advertises and licenses a wide variety of products thereunder.

B.            Seller desires to sell to Buyer the Purchased Assets (defined below), and Buyer desires to purchase the Purchased Assets, on the terms and conditions hereinafter set forth.

C.            Seller is willing to make certain representations and warranties to Buyer regarding Seller and the Purchased Assets, and indemnify Buyer with respect to certain types of claims, in each case and collectively to induce the purchase of the Purchased Assets by Buyer, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

In addition to the capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the meanings specified in this Article 1.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Acquired Contracts” has the meaning set forth in Section 2.1(f).

“Artwork” has the meaning set forth in Section 2.1(a)(ii).

“Asset Schedule” means the complete and accurate listing of all Purchased Assets referenced in Section 2.1.

“Assumed Liabilities” has the meaning set forth in Section 2.3(a).

“Basket” has the meaning set forth in Section 8.1(c).

“Buyer” has the meaning set forth in the recitals.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.

“Business Day” means a day other than Saturday, Sunday or a public holiday on which banks are closed under the laws of the State of New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Claim Notice” has the meaning set forth in Section 8.1(d).

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Payment” has the meaning set forth in Section 2.3(c).

“Consents” means any and all consents, approvals, orders or authorizations of, or any declaration, filing or registration with, or any application or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which are necessary to permit (i) Buyer and Seller to consummate the transactions contemplated hereby and perform their respective obligations hereunder, (ii) Seller to transfer to Buyer good and marketable title in and to the Purchased Assets, or (iii) Seller to transfer to Buyer the Acquired Contracts in full force and effect immediately following the Closing with the same terms as in effect immediately prior to Closing.

“Consultant” means Elizabeth Lange.

“Consulting Agreement” means (i) that certain Consulting and Noncompetition Agreement by and between Seller and Consultant dated November 15, 2007, as amended on August 18, 2011, and (ii) that certain Consultancy and Sharing Agreement by and between Seller and Consultant dated August 18, 2011.

“Contract” means any written or oral contract, agreement, instrument, order, commitment or binding arrangement, express or implied of any nature whatsoever.

“Control Party” has the meaning set forth in Section 8.4(a).

“Dispute” has the meaning set forth in Section 10.13(b).

“Disclosure Schedules” has the meaning set forth in the preamble to Article 3.

“Earn-Out Objection” has the meaning set forth in Section 2.3(d)(v).

“Earn-Out Payments” has the meaning set forth in Section 2.3(d)(ii).

“Effective Date” is defined in the recitals.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” means JPMorgan Chase Bank, NA.

“Escrow Agreement” means that certain escrow agreement, substantially in the form attached hereto as Exhibit A, by and among Buyer, Seller and the Escrow Agent.

“Escrow Amount” means $500,000.

“Escrow Release Date” means the earlier of (i) ten (10) days following Buyer’s completion and delivery to the Seller of the results of its audit of Licensees with respect to the twelve (12) month period ended December 31, 2012, or (ii) March 31, 2013.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Exclusivity Agreement” means that certain Exclusivity Agreement, by and between Buyer and Seller, dated as of June 13, 2012, as amended on July 11, 2012.

“First Earn-Out Period” has the meaning set forth in Section 2.3(d)(i).

“First Earn-Out Payment” has the meaning set forth in Section 2.3(d)(i).

“GMR” has the meaning set forth in Section 2.1(h).

“Gross Revenues” has the meaning set forth in Section 2.3(d)(iii).

“Indebtedness” means with respect to any Person (i) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (ii) all obligations of such Person for the deferred purchase price of any property or services, (iii) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property), (iv) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (v) all obligations under leases which shall have been or should be recorded as capital leases in respect of which such Person is liable as lessee, (vi) any obligation of such Person in respect of bankers’ acceptances or letters of credit, (vii) any obligations secured by liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (viii) all obligations of a type referred to in clause (i), (ii), (iii), (iv), (v), (vi), or (vii) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, and (ix) any refinancings of any of the foregoing obligations; provided that the term “Indebtedness” shall not include any mechanics’ liens or statutory liens that are Permitted Liens.

“Intellectual Property Right(s)” means any and all rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, including without limitation, all (a) rights in and to Marks; (b) rights associated with works of authorship including, but not limited to, copyrights, moral rights, industrial design rights, patterns, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights related to Web sites including the content contained therein; (d) rights relating to the protection of trade secrets and confidential information including, without limitation, know-how and show-how; (e) product rights including, without limitation, mold rights; (f) rights analogous to those set forth in this definition; (g) rights associated with patent applications including divisionals, continuations, continuations-in-part, substitutes, renewals, reissues and extensions of the foregoing, and all patents, reissues and reexamined patents resulting there from, now existing, hereafter filed, issued, or acquired; and (h) the right to sue for past, present or future infringement of any Intellectual Property Right(s), and any and all goodwill related to the foregoing.

“Knowledge” means, with respect to Seller, information actually known by Ralph Gindi or Joseph Gabbay, or which reasonably should be known by any of such Persons upon reasonably diligent inquiry.

“Law” means the common law of any state, or any provision of any foreign, federal, state or local law, statute, rule, regulation, order, permit, judgment, injunction, decree or other decision of any court or other tribunal or governmental entity or agency legally binding on the relevant party or its properties.

“Liabilities” means any indebtedness, liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise, whether due or to become due), and, with respect to Seller, including, but not limited to, all Indebtedness of Seller.

“License Agreement” means any license agreement in effect immediately prior to the Closing Date between Seller and any Person pursuant to which Seller granted such Person rights to exploit any of the Seller Intellectual Property (as defined in Section 2.1(a)), all of which license agreements are listed on Schedule 2.1(e).

“Licensee” means any licensee which is a party to a License Agreement.

“Liens” means any claims, liens, charges, rights, restrictions, options, preemptive rights, mortgages, deeds of trust, easements, leases, hypothecations, assessments, pledges, encumbrances, claims of equitable interest or security interests of any kind or nature whatsoever.

“Losses” has the meaning set forth in Section 8.2.

“Marks” means all trade names, corporate names, domain names, domain name registrations, fictitious names, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations; trade names, brand names, registered and unregistered product names, logos, trade dress, symbols, slogans, tag lines or other designations of origin.

“Material Adverse Effect” An event, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on Seller if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in this Agreement but for the presence of “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, in such representations and warranties)  has or gives rise to a material adverse effect on (i) the Purchased Assets, (ii) the ability of Buyer and/or any permitted licensees to use and exploit the Purchased Assets after the Closing, or (iii) the ability of Seller to consummate the transactions contemplated by any of the Transaction Documents or to perform any of its material obligations under this Agreement prior to the date set forth in Section 9.1(b). For clarity, other than in the context of the definition of “Ordinary Course of Business” the concept of Material Adverse Effect shall not apply after the Closing Date.

“Material Contract” means every current Contract (other than License Agreement(s) and Consulting Agreement(s)) relating to the use and/or exploitation by Seller of the Purchased Assets and under which Seller is entitled to receive, or Seller is obligated to pay, total consideration in excess of $10,000, all of which are listed on Schedule 3.8 of the Disclosure Schedule.

“Negotiation Period” has the meaning set forth in Section 2.3(d)(v).

“Ordinary Course of Business” means an action taken by Seller that (i) is taken in the course of normal operations, consistent with its past practices and does not, and is not reasonably expected to, result in a Material Adverse Effect; and (ii) does not require any other separate or special authorization or consent of any nature by any governmental entity with respect to Seller.

“Other Contracts” has the meaning set forth in Section 2.1(f).

“Permitted Liens” means any inchoate mechanics’, carriers’, workers’ and other similar Liens that are not delinquent and that in the aggregate are not material in amount and do not interfere with the present or future use of the assets to which they apply.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or government (whether Federal, state, county, city or otherwise, including, without limitation, any instrumentality, division, agency or department thereof).

“Products” means any of the various branded products or goods manufactured or sold by any Licensees of Seller in connection with Seller’s ownership, operation, licensing or exploitation of the Purchased Assets.

“Purchase Price” has the meaning set forth in Section 2.3(c).

“Purchased Assets” has the meaning set forth in Section 2.1.

“Required Consents” has the meaning set forth in Section 3.3.

“Restricted Period” has the meaning set forth in Section 5.11.

“Second Earn-Out Period” has the meaning set forth in Section 2.3(d)(ii).

“Second Earn-Out Payment” has the meaning set forth in Section 2.3(d)(ii).

“Seller” has the meaning set forth in the recitals.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller Intellectual Property” has the meaning set forth in Section 2.1(a).

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included or required to be included) in any Tax Return relating thereto; provided, however, that the foregoing shall not include any Transfer Taxes.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any Laws or administrative requirements relating to any Taxes.

“Termination Date” has the meaning set forth in Section 9.1(d).

“Third Party Claim” has the meaning set forth in Section 8.4(b).

“Transaction Documents” means each of the agreements, documents, certificates and instruments being delivered pursuant to this Agreement.

“Transfer Tax” means any stamp or other sales, use, transfer or transaction tax imposed under the Laws of the United States or any state, country or municipality or other subdivision thereof, arising as a result of the consummation of any of the transactions contemplated hereby.

ARTICLE 2

TRANSACTION

2.1           Purchase and Sale of Assets. Upon the terms and subject to the conditions contained herein, on the Closing Date, Seller will sell, convey, transfer, assign and deliver (such delivery, in each case, limited to the extent in the possession or custody of, or under the control of, the Seller) to Buyer, and Buyer will acquire, accept, and purchase from Seller, the following assets, properties and rights of Seller (collectively, the “Purchased Assets”) specified in this Section 2.1 or in any Schedule delivered by Seller to Buyer in connection with the execution hereof :

(a)           Seller Intellectual Property.  All of Seller’s worldwide right, title and interest in and to any Intellectual Property Rights, if any, licensed or sublicensed by Seller to any Person, or otherwise utilized in or relating to, the managing, marketing, advertising and licensing of “Liz Lange” or “Completely Me” brands and/or any related or derivative trademarks (collectively, the “Seller Intellectual Property”) (provided, however, that no representation or warranty is furnished in connection with such rights except as specifically set forth in Article 3 hereof), including, without limitation, all of Seller’s worldwide right, title and interest in and to the following, along with any and all priority rights, all registrations (if any) of any of the following, all applications (if any) for any of the following, all renewals (if any) of the following, all goodwill associated with all of the following, and all claims for past, present or future infringement or breach of the following:

(i)            the Marks set forth in Schedule 2.1(a)(i); and

(ii)           all of Seller’s artwork (including, without limit, any prints, designs, or patterns utilized in connection with the “Liz Lange” brand or any other Products) produced by or on behalf of Seller in respect of the managing, marketing, advertising and licensing of the Purchased Assets, including all of Seller’s right, title and interest in and to all registered and unregistered statutory and common law copyrights contained therein, if any, together with all registrations, renewals and applications therefore, and all goodwill associated therewith (the “Artwork”), including, without limitation, the registered statutory copyrights set forth in Schedule 2.1(a)(ii), if any.

(b)           Rights Under Employee and Independent Contractor Agreements.  Seller’s rights to enforce the terms of and to sue for any future violations of: (i) the provisions of those Contracts between the Seller and current employees of, and independent contractors to, the Seller dealing with assignment of inventions, intellectual property and other proprietary rights in favor of the Seller, but only in each case if and to the extent it relates to the Seller Intellectual Property or other Purchased Assets; and (ii) the provisions of those Contracts between the Seller and former employees of, and independent contractors to, the Seller (including the Consultant) dealing with assignment of inventions, intellectual property and other proprietary rights, non—competition, non—solicitation (whether of employees, customers or suppliers), secrecy, confidentiality and non—disclosure in favor of the Seller; but only in each case if and to the extent it relates to the Seller Intellectual Property or other Purchased Assets; provided, however, in each case (other than the Consultant), only to the extent so partially assignable (e.g., if such provisions cannot be partially assigned to Buyer with respect to any Person other than the Consultant, Seller shall retain all right, title and interest in, under and to such provisions), it being understood and agreed that Seller is hereby transferring to Buyer all rights of Seller and its Affiliates under such agreements to the extent such rights relate to the Seller Intellectual Property.

(c)           Internet Domain Names.  The internet domain names listed in Schedule 2.1(c).

(d)           Website.  The website currently hosted at www.lizlange.com, and all of Seller’s right, title and interest in and to all Intellectual Property Rights related to the website, including without limitation, all registered and unregistered statutory and common law copyrights contained therein, together with all registrations, renewals and applications therefore, all goodwill associated therewith, and all claims for infringement or breach thereof, except that Seller makes no representation or warranty with respect to any photos, text or content thereon and Buyer hereby indemnifies and holds Seller harmless with respect to the use of any such photos, content or text, all pursuant to the provisions of Article 8 hereof);

(e)           License Agreements.  All of Seller’s right, title and interest in each of the License Agreements, a list of which is set forth in Schedule 2.1(e), including any right to royalties or other payments earned or accruing thereunder after the Closing Date (except as otherwise provided in this Agreement), and any indemnification rights or rights to sue and obtain remedies for past, present and future violations thereof.

(f)            Other Contracts.  All of Seller’s right, title and interest in and to each of the Contracts as well as any consent to use or concurrent use agreements and any customs recordation documents set forth in Schedule 2.1(f) (including any indemnification rights or rights to sue and obtain remedies for past, present and future violations of any of such agreements, contracts or documents) (collectively, the “Other Contracts”, and together with License Agreements and the Consulting Agreement, the “Acquired Contracts”).

(g)           Trademark, Design and Art Files.  All of Seller’s right, title and interest in and to any trademark files, design files and art files relating to or arising out of the managing, marketing, advertising and licensing of the Purchased Assets, which have been reduced to writing or stored electronically, including all computer-aided design (CAD), artwork, samples or other items relating thereto, except that Seller makes no representation or warranty with respect to any photos of models (or the like), if any, and Buyer is assuming any risk if Buyer chooses to continue using any such photos and Buyer hereby indemnifies and holds Seller harmless with respect to the use of any such photos pursuant to the provisions of Article 8 hereof.

(h)           Certain Pre-paid Assets and Royalty Allocation.  The pro rata portion (calculated as of the Closing Date based on number of days elapsed, with the Closing Date belonging to Seller) of any guaranteed minimum royalty (“GMR”) payments actually received by Seller (or due) for the calendar quarter during which the Closing occurs with respect to all License Agreements, except for (i) the License Agreement with Target whereby Seller is paid a royalty on a combination of GMR’s and net sales (such royalty to be split based on the actual date of each such sale, with all royalties for sales occurring on or prior to the Closing Date belonging to Seller and all royalties for sales occurring after the Closing Date belonging to Buyer, notwithstanding that such Target royalty will be received after the Closing Date, except that for the actual calendar month that the Closing takes place, the total royalties received with respect to such calendar month shall be split pro-rata as of the Closing Date based on the number of days elapsed, with the Closing Date belonging to Seller, and shall not be based on the actual date of such sales during such calendar month), or (ii) any other royalty payments based on net sales relating to periods on or prior to the Closing Date that are received by Buyer after the Closing Date, such royalties to be split based on the actual date of each such sale, with all royalties for sales occurring on or prior to the Closing Date belonging to Seller and all royalties for sales occurring after the Closing Date belonging to Buyer, notwithstanding that such royalty is received after the Closing Date.  For clarity, notwithstanding anything to the contrary contained in this Agreement, in no event shall Buyer be entitled to (A) recover from Seller any guaranteed minimum royalties, guaranteed minimum advertising royalties, earned royalties or overage royalties paid to Seller under the Assigned Contracts which relate solely to any completed quarters or reporting periods (as such quarter or reporting period is defined or specified in each such Assigned Contract) prior to the quarter or reporting period, as the case may be, in which the Closing occurs and/or (B) claim a credit with respect to any earned royalties or overage royalties against any guaranteed minimum royalties or guaranteed minimum advertising royalties received by Seller which relate solely to any completed quarters or reporting periods (as such quarter or reporting period is defined or specified in each such Assigned Contract) prior to the quarter or reporting period, as the case may be, in which the Closing occurs, regardless of whether the applicable licensee claims an offset or credit for guaranteed minimum royalties or guaranteed minimum advertising royalties paid to Seller relating solely to any completed quarters or reporting periods (as such quarter or reporting period is defined or specified in each such Assigned Contract) prior to the quarter or reporting period, as the case may be, that the Closing occurs and Buyer hereby acknowledges that any such guaranteed minimum royalties, guaranteed minimum advertising royalties, earned royalties or overage royalties paid to Seller under the Assigned Contracts which relate solely to any completed quarters or reporting periods (as such quarter or reporting period is defined or specified in each such Assigned Contract) prior to the quarter or reporting period, as the case may be, in which the Closing occurs shall be the property of the Seller (and Buyer shall have no right to same).  Notwithstanding the foregoing, any bonus amounts or other payments which may be owed to Consultant or other third-parties under an Assigned Contract after the Closing Date shall be pro-rated such that Buyer shall be responsible for 70% and Seller shall be responsible for 30% of any such payment; provided, however, that the maximum amount for which Seller shall be responsible for bonus payments is Thirty Thousand Dollars ($30,000.00) in the aggregate.

2.2           Retention of Assets Not Relating to Management, Marketing, Advertisement and Licensing of Assets.  Notwithstanding anything to the contrary herein, the Seller is not selling and Buyer is not purchasing, and the Seller shall not contribute, convey, assign, or transfer and Buyer shall not acquire or have any rights to acquire, any assets, properties or rights of the Seller other than the Purchased Assets (the “Excluded Assets”), and the Seller will retain all such Excluded Assets.  Without limiting the generality of the foregoing, the following shall constitute Excluded Assets:

(i)            All cash, cash equivalent assets and securities of the Seller.

(ii)           Subject to the provisions of Section 2.1(h) of this Agreement, all accounts or royalties receivable with respect to periods completed prior to the Closing Date, including accounts receivable in respect of the managing, marketing, advertising and licensing of the Purchased Assets relating solely to periods prior to the period during which the Closing occurs (notwithstanding the time that any such payment is actually received).

(iii)          All bank and other depository accounts and safe deposit boxes of the Seller.

(iv)          All insurance policies of the Seller (including, without limitation, those relating to the managing, marketing, advertising and licensing of the Purchased Assets), all rights of every nature and description under or arising out of such insurance policies, any refunds paid or payable in connection with the cancellation or discontinuance of any insurance policies, and any claims made on or under any such insurance policies.

(v)           All actions, demands, rights and privileges against third Persons that relate to any of the Excluded Assets or Excluded Liabilities, including actions and rights under insurance policies relating thereto.

(vi)          All rights of the Seller under this Agreement and the Transaction Documents, and all rights of the Seller to the Purchase Price hereunder.

2.3           Assumption of Certain Executory and Other Liabilities.

(a)           Executory Liabilities Assumed by Buyer and Seller.  As further consideration for consummation of the transactions contemplated hereby, subject to Section 2.3(b) hereof, at the Closing, Buyer shall assume and agree to thereafter pay when due and discharge and indemnify and hold harmless Seller with respect to the following (the “Assumed Liabilities”):

(i)            the obligations of Seller under the Acquired Contracts, but only to the extent such obligations (A) arise after the Closing Date, (B) do not arise from or relate to any breach or failure to perform by the Seller of any provision of any Acquired Contract on or prior to the Closing Date, and (C) do not arise from the failure to obtain any required Consent from any third party in connection with the assignment and transfer of such Acquired Contracts to the Buyer pursuant to this Agreement.

(ii)           any trade payables arising from the managing, marketing, advertising and licensing of the Purchased Assets after the Closing Date; and

(iii)          any Liabilities that arise after the Closing Date with respect to the Purchased Assets and which do not arise from any pre-Closing acts or omissions of Seller.

provided, however, that to the extent that any confidentiality, non-compete, secrecy, invention or similar covenants in favor of Seller are contained in any employment, consulting or independent contractor agreement, Buyer shall be deemed to have acquired the rights of Seller to enforce and sue for any past, present or future violation of such agreements but shall not be deemed to have assumed any Liability of Seller to pay any compensation or otherwise perform Seller’s obligations thereunder for any period prior to the Closing.

(b)           Liabilities Not Assumed by Buyer.  Except for the Assumed Liabilities, Buyer shall not be deemed by anything contained in this Agreement to have assumed and Seller hereby agrees to indemnify, defend Buyer and its Affiliates and hold them harmless with respect to, any and all Liabilities and obligations of Seller, however and whenever arising, including, without limitation:

(i)            Agreement Breaches.  Any Liability of Seller to any person or entity, the existence of which constitutes a breach of any covenant, agreement, representation, or warranty of Seller contained in this Agreement;

(ii)           Taxes.  Any Liability of Seller for any Taxes arising from the managing, marketing, advertising and licensing of the assets of Seller (including, without limitation, the Purchased Assets) prior to the Closing Date;

(iii)          Litigation.  Any Liability or obligation (contingent or otherwise) of Seller arising out of any threatened or pending litigation, other than the Assumed Liabilities, whether or not set forth in Schedule 3.11;

(iv)          Liabilities Arising from Past Operations.  Any Liabilities or obligations arising out of services provided or products sold by Licensees prior to the Closing Date (except that with respect to any Liabilities for any products sold by any Licensees, Buyer shall look first to the indemnification obligations of such Licensee contained in such License Agreement); and

(v)           Other Liabilities.  Any other Liabilities, debts or obligations of Seller (whether known or unknown, direct or indirect, absolute or contingent, matured or unmatured, or otherwise), whether the same currently exist or come to exist in the future except for those Assumed Liabilities described in Section 2.3(a) above.

(c)           Payment of Purchase Price.  On the Closing Date, subject to the terms and conditions set forth in this Agreement and in consideration of the sale, assignment, transfer and delivery of the Purchased Assets, Buyer will pay to Seller (by wire transfer of immediately available funds to the account or accounts designated by the Seller) an amount equal to Thirteen Million One Hundred Thousand Dollars ($13,100,000) (the “Purchase Price”).  The Purchase Price shall be payable as follows: (a) Twelve Million Six Hundred Thousand Dollars ($12,600,000) to be paid at the Closing by wire transfer to such accounts as may be designated by Seller (the “Closing Payment”), and (b) the Escrow Amount (to wit, $500,000) to be paid at the Closing by wire transfer to the Escrow Agent to be held in (and released from) the Escrow Account pursuant to the terms of the Escrow Agreement and to be paid to Seller on the Escrow Release Date (less any amounts subject to claims by Buyer in accordance with this Agreement) by wire transfer to such account as may be designated by Seller.

(d)           Earn-Out.  In addition to the Purchase Price, and subject to a right of offset for the amount of any chargeback issued by a Licensee for the periods prior to Closing, Buyer shall pay to Seller an aggregate earn-out of up to Nine Hundred Thousand Dollars ($900,000) which earn-out shall be payable upon achievement of the following thresholds:

(i)            If Gross Revenues attributable to the four (4) month period commencing September 1, 2012 and ending December 31, 2012 (the “First Earn-Out Period”) are equal to or greater than Eight Hundred and Fifty Thousand Dollars ($850,000), then as additional consideration for the Purchased Assets purchased from Seller, Buyer shall make, or cause to be made, a cash payment of Four Hundred Thousand Dollars ($400,000) (the “First Earn-Out Payment”) to Seller within the earlier of (i) two (2) weeks after the receipt of any information from Licensee(s) that would allow Buyer the ability to determine that the threshold for the payment the First Earn-Out Payment has been reached or (ii) March 31, 2013 (in which event the First Earn-Out Payment shall be deemed due).   For clarification, if Gross Revenues attributable to the First Earn-Out Period do not equal or exceed Eight Hundred and Fifty Thousand Dollars ($850,000), Buyer shall have no obligation to make any earn-out payment to Seller pursuant to this Section 2.3(d)(i).

(ii)           In addition to the payment due pursuant to subsection (i) above, if Gross Revenues attributable to the twelve (12) month period commencing January 1, 2013 and ending December 31, 2013 (the “Second Earn-Out Period” and collectively with the First Earn Out-Period, each and collectively, as the context may require, “Earn Out Periods”) are equal to or greater than Two Million Seven Hundred and Fifty Thousand Dollars ($2,750,000), then as additional consideration for the Purchased Assets purchased from Seller, Buyer shall make, or cause to be made, a cash payment of Five Hundred Thousand Dollars ($500,000) (the “Second Earn-Out Payment”, and collectively with the First Earn-Out Payment, the “Earn-Out Payments”) to Seller within the earlier of (i) two (2) weeks after the receipt of any information from Licensee(s) that would allow Buyer the ability to determine that the threshold for the payment the Second Earn-Out Payment has been reached or (ii) March 31, 2014 (in which event the Second Earn-Out Payment shall be deemed due).  For clarification, if Gross Revenues during the Second Earn-Out Period do not equal or exceed Two Million Seven Hundred and Fifty Thousand Dollars ($2,750,000), Buyer shall have no obligation to make any earn-out payment to Seller pursuant to this Section 2.3(d)(ii)

(iii)          As used herein, “Gross Revenue” shall mean all amounts due to Buyer from Licensees in the United States and Canada with respect to the managing, marketing, advertising and licensing of the Purchased Assets, including but not limited to, GMR payments and royalty payments based on net sales (calculated prior to any reduction for design fees/chargebacks or other such items) as defined in each underlying License Agreement, and with respect to royalty payments based on net sales, such royalties shall be deemed due on the date each such sale is made (notwithstanding when actual payment is due and/or paid by each such Licensee).

(iv)          During the Earn-Out Periods, Buyer shall provide Seller with monthly sales reports showing Gross Revenues, which shall be delivered not more than two (2) weeks following the Buyer’s receipt of such reports from the applicable Licensee(s) (or if no report is received from any Licensee with respect to any applicable period but money is received from any Licensee for such period, then Buyer shall report such amounts to Seller without Licensee reports).

(v)           If the reporting from Licensees (and/or Buyer in the case(s) where no report is received from any Licensee) indicates that the targets set forth in Sections 2.3(d)(i) or (ii), in each such case, have not been satisfied, then Seller, within thirty (30) days after the later of (A) receipt by Seller of the final Licensee (and/or Buyer in the case(s) where no report is received from any Licensee) reports with respect to such Earn-Out Period or (B) expiration of the such Earn-Out Period, may deliver to Buyer a written notice objecting to the amounts set forth in all such reports (the “Earn-Out Objection”).  If Seller timely delivers an Earn-Out Objection to Buyer, Seller and Buyer shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree, the “Negotiation Period”) to resolve any disagreements with respect to the amounts set forth in all such reports.  If, at the end of the Negotiation Period, Seller and Buyer are unable to resolve such disagreements, then either party may seek to resolve such dispute pursuant to the dispute resolution provisions set forth in Section 10.13.  No more than twice during each twelve (12) month period, Seller and its duly authorized representatives shall have the right upon reasonable notice and during reasonable hours during normal business days to examine and copy such books and records in the possession or under the control of Buyer in order to verify whether or not an Earn-Out Payment is due, the cost and expense of which shall be borne by Seller.  All information pertaining to Earn-Out Payments which is delivered by Buyer hereunder for Seller’s review shall be deemed to be confidential information and shall be treated by Seller as confidential in accordance with applicable law.  If the audit discloses that any Earn-Out Payments which were not paid were actually due, Buyer shall pay the unpaid Earn-Out Payments and reimburse Seller for its reasonable costs incurred in connection with such audit.  The provisions of this Section 2.3(d) shall survive the Closing.

2.4           Allocation of Purchase Price.  The Purchase Price will be allocated among the Purchased Assets in accordance with Schedule 2.4 hereof.  In connection with the mutual determination of such schedule, the parties shall cooperate with each other and provide such information as any of them shall reasonably request. The parties shall (a) prepare and, where applicable, file each report relating to the federal, state, local, foreign and other Tax consequences of the purchase and sale contemplated hereby (including the filing of IRS Form 8594) in a manner consistent with such allocation schedule and (ii) take no position in any Tax Return or other Tax filing, proceeding, audit or otherwise which is inconsistent with such allocation.

2.5           Transfer Taxes and Closing Costs.  Except as otherwise provided herein, Seller shall be responsible for any Transfer Taxes or other taxes imposed by reason of the transfer of the Purchased Assets provided hereunder and any deficiency, interest or penalty asserted with respect thereto.  Buyer shall be responsible for and shall promptly pay any and all recording costs, assignment costs, filings fees and all related costs, fees and expenses (including attorney’s and other fees) associated with the assignment and transfer of the Purchased Assets to Buyer and the registration and/or recordation of such assignment and transfer with any and all applicable international, federal, state or local governmental agency, body, or entity throughout the world.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants that, except as set forth in the disclosure schedule delivered by Seller on the Effective Date (the “Disclosure Schedule”) the statements contained in this Article 3 are true, correct and complete as of the Effective Date, and, except as set forth in the Disclosure Schedule, will be true, correct and complete as of the Closing Date as if made on that date.  Disclosures in the Disclosure Schedule shall be made under numbered sections that correspond to specific numbered sections of Article 3.  Any disclosure made in any section of the Disclosure Schedule shall apply solely to the specific representation or warranty to which the numbered section of the Disclosure Schedule corresponds and such disclosure shall be deemed an exception to such representation or warranty.

3.1           Authorization.  Seller has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  This Agreement and each of the Transaction Documents to which Seller is a party have been or, upon the Closing, will be duly executed and delivered by Seller and constitute or will constitute upon execution the valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.  All corporate actions on the part of Seller, its managers, members and directors necessary for the authorization, execution, delivery and performance by Seller of this Agreement and each of the Transaction Documents to which it is a party have been taken.

3.2           Organization.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller has full power and authority to own and hold the Purchased Assets it now owns or holds and to sell the Purchased Assets to Buyer.  Seller has no Knowledge of any facts or circumstances that would prevent Seller from conducting the managing, marketing, advertising and licensing of the Purchased Assets in each jurisdiction in which its conduct of its business or other ownership or operation of its assets requires such qualification under applicable Law.

3.3           No Violation.  The execution and delivery of this Agreement by the Seller and the execution and delivery by Seller of each Transaction Document to which it is a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, in each case assuming that the consents set forth on Exhibit B (the “Required Consents”) have been obtained:

(a)           to the Knowledge of Seller, violate or conflict with or result in a breach of any Law;

(b)           constitute a default under the formation and organizational documents of Seller or, to the knowledge of Seller, of any contract, agreement, lease, mortgage, note, bond, license or other instrument to which Seller is a party or by which the properties of Seller are bound;

(c)           constitute an event which would permit any party to terminate, or accelerate the maturity of any Indebtedness or other obligation under, any contract, agreement, lease, mortgage, note, bond, license or other instrument to which Seller is a party or by which the properties of Seller are bound;

(d)           result in the creation or imposition of any Lien upon any of the Purchased Assets;

(e)           require any authorization, consent, approval or other action by or notice to any court or administrative or governmental body pursuant to any Laws; or

(f)            require any approvals, consents or notifications to, or waiver from, any third Persons which are parties to any Material Contract.

3.4           Licenses.

(a)           Schedule 3.4(a) of the Disclosure Schedule sets forth an accurate and complete list as of the Closing Date of (i) each License Agreement (including all amendments thereto) the term of which is currently in effect, or for which a sell-off period is presently in effect after expiration or termination of the License Agreement, (ii) all proposed License Agreements that are currently in active negotiation, and (iii) any GMR’s with respect to each License Agreement which relate to the quarter or reporting period in which the Closing takes place (as such quarter or reporting period is defined or specified in each such License Agreement).  Except as set forth on Schedule 3.4(a) of the Disclosure Schedule, all License Agreements are in writing and there are no oral modifications or oral amendments to any License Agreements.  The Seller has made available to the Buyer true, correct and complete copies of all License Agreements which are in writing, including all amendments thereto, set forth on Schedule 3.4(a) of the Disclosure Schedule.  Except as set forth on Schedule 3.4(a), Seller has not received any written or oral notice from a Licensee, and Seller has no Knowledge of any facts, to the effect that such Licensee (i) does not intend to continue its relationship with the Seller upon the expiration of such License Agreement; (ii) is currently in breach of such License Agreement in such a manner as would prejudice, in any material respect, the rights of the Seller under such License Agreement; (iii) claims that such License Agreement has been breached by any other party thereto which would prejudice, in any material respect, the rights of the Seller under such License Agreement; or (iv) currently intends to exercise its right, if any, to terminate its License Agreement.

(b)           Seller has not received notice that it is in breach or default in any material respects under any License Agreement and, to the Knowledge of Seller, Seller is not in breach of or default in any material respect under any License Agreement nor, to the Knowledge of Seller, has Seller performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder.  Seller has not received notice of any demand, claim, suit, action, litigation, audit, investigation, arbitration, administrative hearing or other proceeding of any nature which challenges the validity or enforceability of any License Agreement (a “License Validity Claim”) and, to the Knowledge of Seller, no License Validity Claim is pending or has been made (in writing).

(c)           (i) Except as set forth on Schedule 3.4(c) of the Disclosure Schedule, the License Agreements are fully assignable to Buyer without consent and are the valid and enforceable obligations of the Seller, and, to the Knowledge of the Seller, the other parties thereto, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws presently or hereafter in effect, affecting the enforcement of creditors’ rights generally, general equitable principles and public policy to the extent so determined by the court in the specific instance.  Anything in this Agreement to the contrary notwithstanding (including the provisions of Article 8 hereof), the representation and warranty in this Section 3.4(c)(i) shall not apply to any License Agreement for which Seller shall have delivered a consent to Buyer in the form annexed hereto as Exhibit B-3.

(ii) Except as set forth on Schedule 3.4(c) of the Disclosure Schedule, no Person that is a party to a License Agreement has materially or consistently failed to make any payments required thereunder when due (after notice and cure period). Except as set forth on Schedule 3.4(c) of the Disclosure Schedule, to the Knowledge of the Seller, no Licensee has granted to a Person (other than an Affiliate of such Licensee) any rights to the Intellectual Property Rights granted to such Licensee pursuant to a License Agreement.  The word “material” as used in the previous sentence means any non-payment not cured within the time period specified in a subject agreement that would permit the non-defaulting party to terminate the subject agreement.  Except as set forth on Schedule 3.4(c) of the Disclosure Schedule, to the Knowledge of Seller, there is no existing material dispute between Seller and any Licensee.

(d)           Except for the License Agreements set forth on Schedule 3.4(a) of the Disclosure Schedule and except as set forth on Schedule 3.4(d) of the Disclosure Schedule, there are no contracts or understandings between either Seller or its Affiliates, on the one hand, and any Licensee which is party to any License Agreement, on the other hand, relating to the Purchased Assets.  Except as set forth on Schedule 3.4(d) of the Disclosure Schedule, to the Knowledge of Seller, neither the Seller nor any of its Affiliates owed money to any Licensee including, but not limited to, money owed for products shipped to either Seller for sale by Seller through retail stores or internet commerce channels.

(e)           Except as set forth on Schedule 3.4(e) of the Disclosure Schedule, Seller is not a party to any exclusive sales representative, licensing or sales agency, or similar agreement or arrangement relating to or arising out of the managing, marketing, advertising and licensing of the Purchased Assets.

(f)            To the Knowledge of Seller, no Licensee has the contractual right to renegotiate any amount paid or payable to Seller under any License Agreement or any other term or provision of any License Agreement.

3.5           Financial Statements. Seller represents and warrants that the “net income”, “Income Royalty” and expenses contained in the following financial statements attached as Schedule 3.5 to the Disclosure Schedule (collectively, the “Financial Statements”) are true and accurate in all material respects:

(i)            The reviewed but unaudited Profit and Loss Statement of the Seller for 2011 calendar year; and

(ii)           The reviewed but unaudited Profit and Loss Statement of the Seller for the following period in 2012 — January 1, 2012 through July 31, 2012.

Seller makes no representations regarding any financial forecasts or projections whether contained in the Financial Statements or otherwise.

3.6           Absence of Liabilities.  Except as set forth on Schedule 3.6 of the Disclosure Schedule, as of the Closing, the Purchased Assets will not have and will not be subject to any Indebtedness.

3.7           Title and Condition of Purchased Assets.

(a)           Ownership.  Seller owns, and has good and marketable title to, (i) all registrations of the Marks and any applications for registration of Marks included in the Purchased Assets, and (ii) all rights as a licensor under the License Agreements (including the right to any royalty or license payments thereunder), in each case free and clear of all Liens other than Permitted Liens.  To the Knowledge of Seller, Seller owns, and has good and marketable title to, all common law rights in the United States to the Marks.

(b)           Title.  Seller has received no notice that any Person has claimed ownership of the Marks and, to the Knowledge of Seller, no Person has claimed such ownership.  Except as otherwise disclosed in this Agreement or Schedule 3.7 of the Disclosure Schedule, Seller has complete and unrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Buyer as contemplated hereby.  Neither Seller nor any of its Affiliates has any agreement, absolute or contingent, written or oral, with any other Person to effect any acquisition transaction related to the Purchased Assets or to sell or otherwise transfer any of the Purchased Assets.

3.8           Contracts.  Schedule 3.8 of the Disclosure Schedule sets forth a correct and complete list of every Material Contract.   Correct and complete copies of each written Material Contract previously have been furnished to Buyer. Except as set forth on Schedule 3.8 of the Disclosure Schedule, Seller has received no written notice that Seller is in breach, nor to the Knowledge of Seller has any event occurred which with the giving of notice or the passage of time or both would constitute a breach by Seller, under any Material Contract, including with respect to any restrictions on the use of Products purchased pursuant to any such Material Contracts.  To the Knowledge of Seller, no other party to a Material Contract is in breach, and no event has occurred which with the giving of notice or the passage of time or both would constitute a breach by any other party to any such Material Contract.  To the Knowledge of Seller, each of the Material Contracts is in full force and effect, is valid and enforceable in accordance with its terms and is not subject to any material claims, charges, set-offs or defenses.  To the Knowledge of Seller, no Person is renegotiating, or has the right to renegotiate, any amount paid or payable to Seller under any Material Contract or any other term or provision of any Material Contract.  Assuming each Required Consent has been obtained prior to the Closing, to the Knowledge of Seller, each of the Material Contracts will continue in full force and effect without any change or modification after the consummation of the transactions contemplated by this Agreement, subject in each case to any applicable right of the counterparty thereto to cancel or terminate such Material Contract in accordance with such terms.

3.9           Litigation.  Except as set forth on Schedule 3.9 of the Disclosure Schedule, to the Knowledge of Seller, there is no suit, action, proceeding, investigation, claim or order pending or threatened against Seller relating to the Purchased Assets, before any court, or before any governmental department, commission, board, agency, or instrumentality; nor, to the Knowledge of Seller, is there any reasonable basis for any such action, proceeding or investigation.  Seller (i) is not subject to any judgment, order or decree of any court or governmental agency in connection with the Purchased Assets; and (ii) is not engaged in any legal action to recover monies due it or for damages sustained by it in connection with the Purchased Assets.   Schedule 3.9 of the Disclosure Schedule also sets forth a complete and correct list and brief description of all claims, suits, actions, proceedings and investigations that, to the Knowledge of Seller, have been made, filed or otherwise initiated in connection with the Purchased Assets in the past four (4) years and the resolution thereof.  With reference to the Chinese oppositions and appeal set forth on Schedule 3.9 of the Disclosure Schedule, from and after the Closing, to the extent Buyer desires to pursue the Chinese trademark oppositions and appeal, Buyer shall assume same and pay all costs to be incurred from and after the Closing in connection therewith.

3.10         Compliance with Applicable Laws.  Except as set forth on Schedule 3.10 of the Disclosure Schedule, to the Knowledge of Seller, Seller is not, and has not been during the past three (3) years, in violation, in any material respect, of any Law in connection with the managing, marketing, advertising and licensing of the Purchased Assets, and all activities in furtherance thereof, nor has Seller received written notice of any such violations.  During the past three years, no notice, citation, summons, or order has been received, and to the Knowledge of Seller, no complaint has been filed, no penalty has been assessed, and no investigation or review is pending by any governmental or other entity with respect to (i) any alleged violation by Seller of any law, rule, regulation, judgment, order, permit, or approval relating to the managing, marketing, advertising and licensing of the Purchased Assets, or (ii) any alleged failure by Seller to have any license, permit, authorization, or other approval relating to the managing, marketing, advertising and licensing of the Purchased Assets.

3.11         Intellectual Property.

(a)           Schedule 3.11 of the Disclosure Schedule contains a complete and correct list of all of the Seller Intellectual Property. The Seller Intellectual Property constitutes all of the Intellectual Property Rights that Seller has been utilizing in connection with the managing, marketing, advertising and licensing of the “Liz Lange” or “Completely Me” brands and/or any related or derivative trademarks.

(b)           Except as set forth on Schedule 3.11 of the Disclosure Schedule, (i) to the Knowledge of Seller, Seller owns and possesses all right, title and interest in and to, or has a valid license to, all of the Intellectual Property Rights necessary for the managing, marketing, advertising and licensing of the Purchased Assets, as presently conducted; (ii) to the Knowledge of Seller, no claim by any third party contesting the validity, enforceability, use or ownership of any such Intellectual Property Rights is currently pending, and to the Knowledge of Seller, there is no reasonable basis for any such claim; (iii) within the four (4) years prior to the Effective Date, neither Seller nor any registered agent thereof has received any written notices of an allegation of any infringement or misappropriation by, or other conflict with, any third party with respect to such Intellectual Property Rights, nor has any such Person received any claims of infringement or misappropriation of or other conflict with any Intellectual Property Rights of any third party; (iv) to the Knowledge of Seller, Seller in the managing, marketing, advertising and licensing of the Purchased Assets has not infringed, misappropriated or otherwise violated in any material respect any Intellectual Property Rights of any third party; and (v) to the Knowledge of Seller, no other Person is infringing, misappropriating or otherwise violating the Seller Intellectual Property.

(c)           Schedule 3.11 of the Disclosure Schedule, to the Knowledge of Seller, accurately identifies and describes each filing, payment, and action that must be made or taken on or before the date that is sixty (60) days after the Closing Date in order to maintain each such item of registered Seller Intellectual Property in full force and effect.

(d)           To the Knowledge of Seller and except as disclosed in Schedule 3.11(d) of the Disclosure Schedule, no current or former employee or contractor of Seller who is or was involved in the creation or development of any Seller Intellectual Property has any claim, right (whether or not currently exercisable) or interest to or in any of the Seller Intellectual Property.

3.12         Insurance.  Schedule 3.12 of the Disclosure Schedule contains the policy number and a brief description of the insurance policy relating to the managing, marketing, advertising and licensing of the Purchased Assets and such other assets as may be owned by Seller.

3.13         Matters Relating to the Consultant.  Seller has not made any promise to the Consultant orally or in writing of any bonus or increase in compensation other than any bonus or increase in compensation provided for in the Consultant’s current written agreement(s) with Seller (copies of which have been provided to Buyer), and as of the Closing, except as set forth on Schedule 3.13 of the Disclosure Schedule, Seller has paid to Consultant such amounts as Seller shall then have been required to have paid to Consultant through such date.

3.14         Taxes.  All Taxes due and payable by Seller have been paid in full.  The liability for Taxes of Seller reflected in the Financial Statements is sufficient to provide for all Taxes, interest, penalties, assessments or deficiencies which were due and unpaid and the appropriate accrual for other unpaid Taxes not yet due.  All Tax Returns that are required to have been filed by Seller have been filed in a timely manner and such returns are complete and correct in all material respects.  Any deficiencies proposed as a result of any governmental audits have been paid or settled, and there are no present disputes as to Taxes payable by Seller.  Seller has timely withheld and paid all Taxes required to be paid or owing to any officer, member, manager, current or former employee, or any third party or independent contractor of Seller. Seller has not entered into any tax sharing agreements or tax indemnification agreements.

3.15         Product Liability.  Except as set forth on Schedule 3.15 of the Disclosure Schedule, and to the Knowledge of Seller, neither Seller nor any Licensee, is, as of the date hereof, nor has either of them been at any time during the last three years, a party to any suit, action, proceeding, investigation, claim or order arising out of any injury to persons or damage to property as a result of the ownership or use of any of the Products and, to Seller’s Knowledge, there exist no facts or circumstances that could reasonably be expected to form the basis of any such suit, action, proceeding, investigation, or claim.  To Seller’s Knowledge, none of the Products have a design or manufacturing defect that renders the type, series or class of product (as opposed to any individual product) reasonably likely to either (i) result in injuries to persons or property (other than any injuries to persons or property that may occur as the result of or in connection with the normal functioning of such products) or (ii) give rise to an obligation to recall such type, series or class of product.

3.16         Brokers or Finders.  Except with respect to the broker’s fee due to Triangle Capital Group which shall be the responsibility of Seller, neither Seller nor any of its members or managers has retained any broker or finder, made any statement or representation to any Person which would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

3.17         Solvency.  Seller has not made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

3.18         Related Party Transactions.  There are currently no Contracts, transactions, understandings or other arrangements of any nature between or among any of the Seller and any current or former Affiliate, member, owner, shareholder, partner, director, manager, or officer of Seller (or any of their respective predecessors) related to the Purchased Assets.

3.19         Disclaimer of Other Representations and Warranties.  EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 3, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, RELATING TO THE MANAGING, MARKETING, ADVERTISING AND LICENSING OF THE ASSETS OF SELLER AND/OR THE PURCHASED ASSETS, LIABILITIES OR OPERATIONS, INCLUDING AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that the statements contained in this Article 4 are true, correct and complete in all material respects as of the Effective Date and shall be true in all material respects as of the Closing Date:

4.1           Authorization.  Buyer has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  The execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite action in accordance with applicable Law and with the certificate of formation and operating agreement of Buyer.  This Agreement and each of the Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer and are the valid and binding obligation of Buyer and are enforceable against Buyer in accordance with their respective terms.  All corporate actions on the part of Buyer, its managers, members and directors necessary for the authorization, execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents to which it is a party have been taken. No permits, approvals or consents of or notifications to (i) any governmental entities or (ii) any other Persons are necessary in connection with the execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation by Buyer of the transactions contemplated hereby or thereby.

4.2           Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.3           Transaction Not a Breach.  Neither the execution and delivery of this Agreement and the Transaction Documents nor the performance by Buyer of its obligations hereunder or thereunder will:

(a)           violate or conflict with or result in a breach of any provision of any Laws of any court or other tribunal or any governmental entity or agency binding on Buyer or conflict with or result in the breach of any of the terms, conditions or provisions thereof;

(b)           constitute a default under the certificate of formation or operating agreement of Buyer or any contract, agreement, lease, mortgage, note, bond, license or other instrument to which Buyer is a party or by which Buyer, its assets or property are bound;

(c)           constitute an event which would permit any party to terminate, or accelerate the maturity of any Indebtedness or other obligation under, any contract, agreement, lease, mortgage, note, bond, license or other instrument to which Buyer is a party or by which Buyer or Buyer’s properties are bound or subject; or

(d)           require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body.

4.4           Brokers or Finders.  Except with respect to any fees due to CoView Capital, Inc., which shall be the sole responsibility of the Buyer, neither Buyer nor any of its members or managers has retained any broker or finder, made any statement or representation to any Person which would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

4.5           Acknowledgement.

(a)           Buyer hereby acknowledges and agrees that it has conducted and completed its own investigation, analysis and evaluation of the Purchased Assets and the Assumed Liabilities, that it has made all such reviews and inspections of the Purchased Assets and the Assumed Liabilities as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from Seller and has received all information Buyer has deemed relevant to the foregoing; provided, however, that nothing in this Section 4.5(a) shall be deemed to modify any representation or warranty of Seller or constitute a waiver of any right or remedy Buyer may have against Seller under this Agreement.

(b)           In making its decision to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby, other than the representations and warranties made expressly by Seller in this Agreement, Buyer (i) has relied solely on its own investigation, analysis and evaluation of the Purchased Assets and the Assumed Liabilities and (ii) is not relying in any way on, and hereby waives, any representations and warranties, including any implied warranties, made by or on behalf of Seller.

4.6           Financing.  The Buyer has cash available or has, or reasonably expects to have, existing borrowing facilities or unconditional, binding funding commitments that are sufficient to enable it to consummate the transactions contemplated by this Agreement and pay all contemplated fees and expenses of the Buyer related thereto.  For clarification and not limitation, the obligation to close this transaction in accordance with this Agreement shall not be contingent on Buyer obtaining any financing.

ARTICLE 5

COVENANTS

Seller covenants and agrees that from Effective Date until the Closing Date:

5.1           Maintenance of Activities Prior to Closing.  Seller shall continue to carry on the business of Seller in the Ordinary Course of Business and will not take any action inconsistent therewith or with the consummation of the transactions contemplated by this Agreement.  In addition, prior to the Closing Date (and including the Closing Date), Seller shall: (i) maintain the Seller’s assets in substantially their current state of repair, excepting normal wear and tear; (ii) continue to conduct the management, marketing, advertising and licensing of the Purchased Assets in the same manner as conducted and operated as of the Effective Date (including, without limitation, using all commercially reasonable efforts to keep available the services of the present employees, agents and consultants of Seller relating to the managing, marketing, advertising and licensing of the Purchased Assets, soliciting, taking, processing and filling product orders in the Ordinary Course of Business, and maintaining good relations with Licensees, suppliers, customers, referral sources, distributors and any other Persons having business relationships with Seller relating to the managing, marketing, advertising and licensing of the Purchased Assets), (iii) maintain insurance on a basis consistent with past practice, (iv) not take any action to amend or otherwise modify the terms of any license, distribution or other Material Contracts, and (v) consult with Buyer prior to (1) taking any action which would be reasonably likely to have a Material Adverse Effect, or (2) entering into any Contract that may be of strategic importance with respect to the Purchased Assets.

5.2           Diligence. Following the Effective Date, Seller shall provide Buyer with certain portions of that certain Asset Purchase Agreement, dated as of November 15, 2007, by and among Seller and Elizabeth Lange, LLC to the extent such provisions relate to representations and warranties, disclosures, and/or the post-Closing covenants of Elizabeth Lange, LLC or the consulting relationship. In addition, Seller shall continue to provide updated information and documentation as reasonably requested by Buyer and shall make its representatives available as reasonably requested by Buyer to answer questions and resolve issues. Nothing herein shall be deemed to permit Buyer to terminate this Agreement.

5.3           Update Representations and Warranties; Notice of Certain Events.  Each party shall endeavor to give prompt notice to the other party of the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue, incomplete or inaccurate in any material respect as of any time from the date hereof to the Closing Date; provided, however, that no such notice shall be deemed to modify, amend or supplement the representations and warranties of Seller herein or the schedules hereto for any purpose except that if Seller shall have actual knowledge of a specific breach of a representation or warranty of Seller prior to Closing, Buyer’s sole remedy shall be to terminate this Agreement and if Buyer shall have closed with actual knowledge of a specific breach by Seller of a representation or warranty, such representation or warranty shall be deemed to have been conformed to the knowledge that Buyer actually had.  In addition, each party shall give prompt notice to the other party of any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

5.4           Intentionally Omitted.

5.5           Satisfaction of Conditions.  All representations and warranties of Seller contained in this Agreement shall be true in all material respects as though such representations and warranties were made on and as of the Closing Date.  Seller shall use all commercially reasonable efforts to satisfy those conditions required hereby to be satisfied by Seller set forth in Section 7.2 hereof.

5.6           No Solicitation or Negotiation.  The Seller and the Buyer hereby ratify and confirm the terms of the Exclusivity Agreement, which terms are incorporated herein by reference.  Seller shall refrain from entering into any agreement or consummating any transactions that would interfere with the consummation of the transactions contemplated by this Agreement.  Seller shall not provide any confidential information concerning the managing, marketing, advertising and licensing of the Purchased Assets or assets of the Seller to any third Person other than in the Ordinary Course of Business consistent with past practice.

5.7           Public Announcements.  Except as may otherwise be required by applicable Law (including any filings with the Securities and Exchange Commission deemed by Buyer to be necessary or appropriate), prior to the Closing, the parties will consult with each other before issuing, or permitting any agent, Licensee or Affiliate to issue, any press releases or otherwise making, or permitting any agent, Licensee or Affiliate to make, any public statements with respect to this Agreement or the transactions contemplated hereby.  Subsequent to the Closing, except as may be required by applicable Laws or by obligations pursuant to any listing agreement with any securities exchange or any stock exchange regulations, no party to this Agreement shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of the consummation of the transactions contemplated by this Agreement or the terms of such transactions without obtaining the prior written approval of the other parties (which consent shall not unreasonably be withheld or delayed), and the parties shall cooperate as to the timing and contents of any such release or statement.  Notwithstanding the foregoing, Seller acknowledges that after the Closing, nothing contained herein shall restrict Buyer or its Affiliates from providing investors, analysts and/or other interested parties with such information as the Buyer shall deem reasonably necessary or appropriate, including but not limited to copies of this Agreement.

5.8           Communications with Licensees; Payments from Third Parties After Closing.  On the Closing Date, Seller shall distribute letters to each Licensee under a License Agreement, which letters shall, among other things, inform each Licensee that (i) Buyer has acquired the License Agreement and will now be regarded as the licensor under such License Agreement, and (ii) the Licensee should remit to Buyer all royalties and other payments due and payable under the License Agreement from and after the Closing Date (except that the letter to Target shall inform Target that the payment due for the May 2012-July 2012 quarter which is expected to be sent mid-September 2013 shall be delivered to Seller (and all such amounts shall be the property of Seller) and any future payments after such payment shall be remitted to Buyer (and shall be allocated in accordance with Section 2.1(h) of this Agreement and Buyer shall pay any such amounts due to Seller promptly after receipt from each such Licensee).  Except as otherwise provide herein, in the event that Seller receives any payment from a third-party after the Closing Date to which Buyer is entitled pursuant to the terms of this Agreement or any of the Assigned Contracts, Seller shall forward such payment, as promptly as practicable, to Buyer and notify such third party to remit all future payments pursuant to the Assigned Contracts to Buyer.  For the period of twelve (12) months following the Closing Date, Buyer and its duly authorized representatives shall have the right upon reasonable notice and during reasonable hours during normal business days to examine and copy such books and records in the possession or under the control of Seller in order to verify Seller’s compliance with its obligations under this Section 5.8, the cost and expense of which shall be borne by Buyer. All information pertaining to Buyer’s verification shall be deemed to be confidential information and shall be treated by Buyer as confidential in accordance with applicable law; provided, however, that nothing herein shall limit or restrict Buyer’s ability to disclose all or a portion of such information to the extent reasonably necessary in order to comply with Buyer’s disclosure obligations as a publicly traded company under applicable Securities and Exchange Commission or stock exchange rules and regulations.  Such information shall be provided to Buyer without representation, warranty or liability whatsoever.

5.9           Further Assurances.  Each party shall, from time to time (whether before or after the Closing Date), upon the request of the other party, execute, acknowledge and deliver to the other party such other documents or instruments, and take any and all actions as are reasonably necessary for the implementation and consummation of the transactions contemplated by this Agreement.  From and after the Closing, Seller shall, at Buyer’s expense, use its commercially reasonable efforts, including the making available of Seller’s accountants and the granting of access to Buyer and its Affiliates and accountants to all books and records of Seller used in connection with the Purchased Assets, to provide information regarding the Purchased Assets to Buyer which is reasonably necessary for Buyer or its Affiliates to prepare any financial statements or other filings which may be required in order for Buyer or its Affiliates to meet its reporting obligations within the applicable time periods.

5.10         Notice of Proceedings.  Buyer or Seller, as the case may be, will promptly and in any case within five (5) Business Days notify the other in writing upon becoming aware of any pending or threatened order or similar issuance restraining or enjoining the consummation of this Agreement or the transactions contemplated hereunder.

5.11         Non-Interference.  For a period commencing on the Closing Date and ending on the date that is two (2) years after the Closing Date, (the “Restricted Period”), Seller shall not conduct business or otherwise pursue any conversation about, or negotiate with, Target or any other Licensee (that is a Licensee as of the Closing Date) with respect to maternity wear to be manufactured, sold, or otherwise distributed by Target or any other Licensees (that are Licensees as of the Closing Date).

ARTICLE 6

CONDITIONS TO BUYER’S AND SELLER’S OBLIGATIONS

6.1           Conditions to Seller’s Obligations.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

(a)           Representations, Warranties, and Covenants.  All representations and warranties of Buyer contained in this Agreement or in any schedule, certificate or document delivered by Buyer pursuant to the provisions of this Agreement shall be true and correct in all material respects at and as of the Effective Date and the Closing Date, except as and to the extent that the facts and conditions upon which such representations and warranties are based are expressly required or permitted to be changed by the terms hereof, and Buyer shall have performed all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

(b)           No Governmental Proceedings or Litigation.  No action by any governmental authority shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby and which could reasonably be expected materially and adversely to damage Seller if the transactions contemplated hereunder are consummated.

(c)           Closing Deliveries.  Buyer shall have made the Closing deliveries referenced in Section 7.3.

6.2           Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject, in the discretion of Buyer, to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

(a)           Representations, Warranties, and Covenants.  All representations and warranties of Seller contained in this Agreement or in any schedule, certificate or document delivered in connection herewith shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which representations and warranties shall be true and correct) at and as of the Closing Date, and Seller shall have performed all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

(b)           Consents.  All of the Required Consents set forth on Exhibit B shall have been obtained and, with respect to Target Corp. and Consultant, Seller shall have delivered to Buyer executed consents to assign such agreements in form and substance substantially similar to the consents which are hereto as Exhibits B-1 and B-2, respectively.

(c)           No Governmental Proceedings or Litigation.  No action by any governmental authority shall have been instituted or threatened which questions the validity or legality of the transaction contemplated hereby and which could reasonably be expected materially and adversely to damage Buyer if the transactions contemplated hereunder are consummated.

(d)           Closing Deliveries.  Seller shall have made the Closing deliveries referenced in Section 7.2.

(e)           Payoff Letters.  Seller shall have delivered payoff letters from any Persons with a security interest in any of the Purchased Assets, pursuant to which such Persons shall, upon receipt of any outstanding funds due at the Closing, authorize the release of their security interests in the Purchased Assets and, if applicable, shall authorize the filing by Buyer of one or more termination statements or amendments evidencing such release(s) with the appropriate Secretary(ies) of State or any other governmental authorities.

ARTICLE 7

CLOSING

7.1                                 Time and Place.  The transactions contemplated by this Agreement shall be consummated (the “Closing”) at 10:00 a.m. (Eastern Standard Time) on                                    , 2012, TIME BEING OF THE ESSENCE, or such other sooner time or date as the parties hereto may mutually agree in writing (the “Closing Date”), at the offices of Seller.  The parties anticipate that Closing will occur remotely without a face to face meeting and will be accomplished by the Seller then authorizing Buyer’s legal counsel to release previously deposited signed documents to Buyer contingent upon Seller’s receipt of the signed documents required by this Agreement.

7.2                                 Deliveries of Seller.  At the Closing, Seller will deliver or cause to be delivered to Buyer:

(a)                                  Certificates of Good Standing.  Certificates of Good Standing of Seller, dated not more than fifteen (15) days prior to the Closing Date issued by the Delaware Secretary of State and New York Secretary of State;

(b)                                 Consents.  All consents and pay-off letters required pursuant to Sections 6.2(b) and (e);

(c)                                  Bill of Sale.  A general Bill of Sale in the form attached as Exhibit C (the “Bill of Sale”), executed by a duly authorized member of Seller;

(d)                                 Assignment and Assumption Agreement.  An Assignment and Assumption Agreement, providing, among other things, for the assignment of the Assumed Liabilities by the Seller to Buyer and the assumption of the same by Buyer, in the form attached as Exhibit D (the “Assignment and Assumption Agreement”), executed by a duly authorized member of Seller;

(e)                                  Assignment(s) of Marks.  One or more Assignment(s) of Marks, in the form attached as Exhibit E (the “Assignment of Marks”), executed by a duly authorized member of Seller;

(f)                                    Domain Name Transfer Agreement.  An Agreement for the Transfer of Domain Names, in the form attached as Exhibit F (the “Domain Name Transfer Agreement”), executed by a duly authorized member of Seller;

(g)                                 Manager’s Certificate.  A certificate of the Manager of Seller, dated the Closing Date, as to the resolutions of the managers of Seller authorizing (i) the execution and performance of this Agreement and each Transaction Document to which it is a party and the transactions contemplated hereby and thereby; and (ii) duly authorizing the members of Seller executing this Agreement and each Transaction Document to which they are a party to execute this Agreement and each Transaction Document on behalf of Seller;

(h)                                 Escrow Agreement.  Escrow Agreement in the form attached as Exhibit A, executed by a duly authorized member of Seller; and

(i)                                     Other Documents.  Such other documents and instruments as Buyer or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

7.3                                 Deliveries of Buyer.  At the Closing, Buyer will deliver to the Seller:

(a)                                  Closing Payment.  The Closing Payment as set forth in Section 2.3(c);

(b)                                 Bill of Sale; Assignment and Assumption Agreement.  The Bill of Sale and Assignment and Assumption Agreement, executed by a duly authorized officer of Buyer;

(c)                                  Assignment(s) of Marks.  The Assignment(s) of Marks, executed by a duly authorized officer of Buyer;

(d)                                 Domain Name Transfer Agreement.  The Domain Name Transfer Agreement, executed by a duly authorized officer of Buyer;

(e)                                  Escrow Agreement.  The Escrow Agreement, executed by a duly authorized officer of Buyer (together with the Escrow Amount to Escrow Agent in accordance with Section 2.3(c)); and

(f)                                    Certificate of Good Standing.  A Certificate of Good Standing of Buyer, dated not more than fifteen (15) days prior to the Closing Date issued by the Delaware Secretary of State.

(g)                                 Secretary’s Certificate.  A certificate of the Secretary of Buyer, dated the Closing Date, as to the resolutions of the Buyer authorizing (i) the execution and performance of this Agreement and each Transaction Document to which it is a party and the transactions contemplated hereby and thereby, and (ii) duly authorizing the officer of Buyer executing this Agreement and each Transaction Document to which they are a party to execute this Agreement and each Transaction Document on behalf of Buyer.

ARTICLE 8

INDEMNIFICATION

8.1                                 Survival Of Representations and Warranties; Exclusive Remedy; Limitations on Indemnification; Claim Notices.

(a)                                  Survival of Representations and Warranties.  The representations and warranties made in this Agreement shall survive until 11:59 p.m. (New York time) on the Escrow Release Date; provided, however, that (i) the representations and warranties in Sections 3.1, 3.3, 3.11, 3.15 and 3.16 shall survive the Closing and continue in full force and effect until 11:59 p.m. (New York time) on the date that is eighteen (18) months following the Closing Date, (ii) the representations and warranties in Sections 3.7 and 3.14 shall survive the Closing and continue in full force and effect until 11:59 p.m. (New York time) on the date that is three (3) years following the Closing Date, and (iii) if any bona fide Claim Notice is delivered prior to the applicable cut-off date set forth above, such claim shall survive until such claim is fully and finally resolved, either by means of a written settlement agreement executed on behalf of Seller and Buyer or by means of a final, non-appealable judgment issued by a court of competent jurisdiction.  All of the covenants, agreements and obligations of the parties contained in this Agreement or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

(b)                                 Exclusive Remedy.  From and after the Closing, other than in respect of claims based on conduct constituting fraud or intentional misrepresentation, this Article 8 shall be the sole and exclusive remedy for any claim or controversy arising out of or relating to any breach or inaccuracy of any representation or warranty made by the Seller or Buyer in this Agreement.  Notwithstanding the foregoing, the provisions of this Section 8.1(b) shall not prevent or limit a cause of action to obtain equitable relief, including an injunction or injunctions, to prevent breaches of any covenants contained in this Agreement and to enforce specifically the terms and provisions hereof.  In addition, the parties agree that (i) the Escrow Amount due to Seller shall be the first source of funds to be used to pay any indemnification claims finally determined to be payable by Seller to Buyer and any Buyer Indemnified Party; provided, however, that (subject to Section 8.1(c) below) the Escrow Amount shall in no way be construed, or implied to be, the exclusive source of Buyer’s remedy, damages, reimbursement or indemnification and shall be in addition to any and all other rights, remedies or damages that Buyer may possess, in both law and equity.

(c)                                  Limitations on Indemnification.

(i)                                     Except for claims based on fraud or intentional misrepresentation on the part of Seller, the maximum amount of Losses which Buyer can recover pursuant to Section 8.2(a) is limited to $1,600,000 (the “Indemnification Limit”).

(ii)                                  Seller shall not be required to indemnify any Buyer Indemnified Party pursuant to Section 8.2(a) with respect of any Losses arising from breaches of, or inaccuracies in, the representations or warranties of the Seller unless and until (A) the Losses relating to or arising out any individual claim exceeds Two Thousand Five Hundred Dollars ($2,500) (the “Claim Threshold”) and (B) the aggregate amount of Losses incurred by the Buyer Indemnified Parties thereunder (with respect to all claims that satisfy the threshold in (c)(ii)(A) brought at such time) exceeds Twenty-Five Thousand Dollars ($25,000) (the “Basket”) (at which point the Seller shall be required to indemnify the Buyer Indemnified Parties for the full amount of all such Losses that exceed the Basket).  The Seller agrees and acknowledges that nothing in this Agreement (including this Section 8.1(c)) shall limit or restrict any of the Buyer Indemnified Parties’ rights to maintain or recover any amounts in connection with any action or claim based upon fraud, intentional misrepresentation or criminal misconduct or deceit.

(iii)                               Anything in this Agreement to the contrary notwithstanding, in no event shall either party be liable for any special, punitive, speculative, indirect and/or consequential and/or similar damages.

(d)                                 Claim Notices.  For purposes of this Agreement, a “Claim Notice” relating to a particular representation or warranty shall be deemed to have been given if any Indemnified Party, acting in good faith, delivers to the indemnifying party a written notice stating that such Indemnified Party believes that there is a breach of such representation or warranty and containing (i) a brief description of the circumstances supporting such Indemnified Party’s belief that there has been a breach, and (ii) a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential Losses that have arisen and may arise as a direct or indirect result of such possible breach; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the indemnifying party shall relieve the indemnifying party of any obligations hereunder except to the extent that the indemnifying party is prejudiced by such delay or failure.

(e)                                  For purposes of this Article 8, each statement or other item of information set forth in the applicable Disclosure Schedule shall be deemed to be a representation and warranty made by the respective party in this Agreement.  Notwithstanding anything herein to the contrary, the representations and warranties of the parties contained in this Agreement shall, for purposes of the Indemnifying Parties’ obligations pursuant to this Article 8, be deemed to be made as of the Closing Date.

8.2                                 Indemnification by Seller.  Subject to Section 8.1 above, Seller hereby agrees to indemnify each of Buyer, its Affiliates, equity holders, managers, partners, officers, employees, agents, representatives, successors and permitted assigns (the “Buyer Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Buyer Indemnified Parties as and when incurred for any and all liabilities, demands, claims, actions, causes of action, assessments, losses, costs, damages, deficiencies, taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses, and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”), which any Buyer Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of:

(a)                                  Any material misrepresentation or breach of warranty on the part of Seller under Article 3 of this Agreement or any material misrepresentation in any of the representations, warranties or statements contained in any of the Transaction Documents furnished to Buyer by Seller or any of its agents;

(b)                                 Except for Sections 5.1, 5.6 and 5.11, any nonfulfillment or breach of any covenant or agreement on the part of Seller under this Agreement solely for periods following the Closing Date;

(c)                                  Any action, demand, proceeding, investigation or claim by any third party (including governmental agencies) against or affecting any Buyer Indemnified Party which, if successful, would evidence the existence of a material misrepresentation or material breach of any of the representations, warranties or covenants of Seller;

(d)                                 Any and all federal, state or local income (or other earnings-based) Taxes due from Seller in connection with the managing, marketing, advertising and licensing of the assets of Seller (including, without limitation, the Purchased Assets), or with respect to the assets thereof, applicable to or arising from any period prior to the Closing Date; or

(e)                                  Any and all Liabilities or Losses relating to the Excluded Assets.

8.3                                 Indemnification by Buyer.  Buyer, on behalf of itself and its respective successors and assigns, hereby agree to indemnify Seller and its Affiliates, equityholders, directors, partners, officers, employees, agents, representatives, successors and permitted assigns thereof (the “Seller Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Losses which any Seller Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of:

(a)                                  Any material misrepresentation or breach of warranty on the part of Buyer under Article 4 of this Agreement or any material misrepresentation in or omission from any of the representations, warranties or statements contained in any of the Transaction Documents furnished to Seller by Buyer;

(b)                                 Any nonfulfillment or breach of any covenant or agreement on the part of Buyer under this Agreement solely for periods following the Closing Date;

(c)                                  Any action, demand, proceeding, investigation or claim by any third party (including governmental agencies) against or affecting a Seller Indemnified Party which, if successful, would evidence the existence of a material misrepresentation or breach of any of the representations, warranties or covenants of Buyer;

(d)                                 Any and all federal, state or local income (or other earnings-based) Taxes due from the managing, marketing, advertising and licensing of the Purchased Assets after the Closing Date, except to the extent that such Losses are related to transactions occurring prior to the Closing Date;

(e)                                  Any action, demand, proceeding, investigation or claim by any third party against or affecting a Seller Indemnified Party and arising out of (i) the post-Closing use of website photos, content or text as provided in Section 2.1(d), or (ii) the post-Closing use of photos of models (or the like) if any, as provided in Section 2.1(g); and/or

(f)                                    the Assumed Liabilities.

8.4                                 Indemnification Procedure for Third Party Claims.

(a)                                  In the event that a Seller Indemnified Party or Buyer Indemnified Party (as the case may be, the “Indemnified Party”) desires to make a claim under Article 8 in connection with any action, suit, proceeding or demand at any time instituted against or made upon such Indemnified Party by any third party (a “Third Party Claim”) for which such Indemnified Party may seek indemnification hereunder from Seller, in the case of a Buyer Indemnified Party, or Buyer, in the case of a Seller Indemnified Party (each such notified party, the “Control Party”), it shall deliver written notice to the Control Party specifying the facts underlying such Third Party Claim and the amount demanded or claimed, to the extent known (the “Defense Notice”).  The Control Party shall have thirty (30) days after receipt of a Defense Notice to notify the Indemnified Party in writing that (i) it may be liable under the provisions hereof for indemnity in the amount of such claim if such claim were successful, (ii) it disputes and intends to defend against such claim, liability or expense at its own cost and expense, and (iii) that it has elected to undertake, conduct and control, through counsel of its own choosing (subject to the consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed), and at its sole expense, the good faith settlement or defense of such Third Party Claim, and the Indemnified Party shall cooperate with the Control Party in connection therewith; provided, that (a) the settlement of a Third Party Claim by the Control Party shall require the prior reasonable consultation with the Indemnified Party and the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, and (b) the Indemnified Party shall be entitled to participate in such settlement or defense through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party.  So long as the Control Party is contesting any such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim; provided, however, that notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third Party Claim at any time, provided that in such event it shall waive any right of indemnification therefor (whether from the Escrow Account or otherwise) pursuant to this Article 8.  If the Control Party does not make a timely election to undertake the good faith defense or settlement of the Third Party Claim as aforesaid, or if the Control Party fails to proceed with the good faith defense or settlement of the matter after making such election, then, in either such event, the Indemnified Party shall have the right to contest, settle or compromise such Third Party Claim (provided that all settlements or compromises require the prior reasonable consultation with the Control Party and the prior written consent of the Control Party, which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the Control Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (2) the Indemnified Party reasonably believes (based upon written advice of qualified outside counsel) an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be materially detrimental to or cause serious injury to the Indemnified Party’s reputation; (3) the claim seeks an injunction or equitable relief against the indemnified party; (4) the Indemnified Party has been advised in writing by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnified Party and the Control Party with respect to such matter; or (5) upon petition by the Indemnified Party, the appropriate court rules that the Control Party failed or is failing to vigorously prosecute or defend such claim.

(b)                                 A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Section 8.4 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure to give timely notice.

ARTICLE 9

TERMINATION

9.1                                 Termination.  This Agreement may be terminated prior to the Closing Date:

(a)                                  by mutual written consent of the Buyer and Seller; or

(b)                                 by either Buyer or Seller if the transactions contemplated by this Agreement have not been consummated by September 5, 2012 (the “Termination Date”), TIME BEING OF THE ESSENCE, unless the failure of the Closing to occur by such date is attributable to a failure on the part of the party seeking to terminate this Agreement.

9.2                                 Effect of Termination.  If this Agreement is terminated as provided in Section 9.1, this Agreement will be of no further force or effect; provided, however, that: (a) this Section 9.2 (Effect of Termination) and Article 10 (Miscellaneous) will survive the termination of this Agreement and remain in full force and effect, and (b) the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement.

ARTICLE 10

MISCELLANEOUS

10.1                           Notices, Consents, etc.  Any notices, consents or other communications required or permitted to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by a recognized overnight courier service, or (d) sent by facsimile transmission with written confirmation of receipt to the parties at the addresses as set forth below or at such other addresses as may be furnished in writing.

If to Seller:

LLM Management Co., LLC
1370 Broadway, Suite 1107
New York, New York 10018
Attn: Mr. Joseph Gabbay
Mr. Ralph Gindi
Fax: (212) 290-1330

with a copy to:

Joseph S. Sutton, Esq.
1370 Broadway, Suite 1107
New York, New York 10018
Fax: (212) 290-1330

Email: JSutton@Bluestarall.com

If to Buyer:

Cherokee Inc.
5990 Sepulveda Blvd., Suite 600
Sherman Oaks, CA 91411
Attn: Howard Siegel, President and COO
Fax: (818) 908-9191

with a copy to:

Jeffer Mangels Butler & Mitchell LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067
Attention: Rod S. Berman, Esq.
Fax: (310) 203-0567

Date of service of such notice shall be (w) the date such notice is personally delivered, (x) five (5) Business Days after the date of mailing if sent by certified or registered mail, (y) one (1) Business Day after date of receipt if sent by overnight courier or (z) the next succeeding Business Day after transmission by facsimile.

10.2                           Severability.  The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.

10.3                           Amendment and Waiver.  This Agreement may be amended, or any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding on Buyer only if such amendment or waiver is set forth in a writing executed by Buyer, and provided that any such amendment or waiver will be binding upon Seller only if such amendment or waiver is set forth in a writing executed by Seller.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a continuing waiver or as a waiver of any other breach.

10.4                           Documents.  Each party will execute all documents and take such other actions as any other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Agreement.

10.5                           Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

10.6                           Expenses.  Each of the parties to this Agreement shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and the Transaction Documents and in the closing and carrying out of the transactions contemplated hereunder and thereunder, including, but not limited to, legal and accounting fees and expenses.

10.7                           Construction.  This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of New York, without giving effect to provisions thereof regarding conflict of laws.

10.8                           Headings.  The subject headings of Articles, Sections and Schedules of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

10.9                           Assignment.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party without the prior written consent of the other parties; provided, however, that after the Closing Date, (i) there shall be no restriction on Buyer’s ability to assign any of its rights (including its indemnification rights hereunder) or obligations in connection with a sale of all or substantially all of its assets, a merger of Buyer with and into any other Person, or an assignment of any of the Purchased Assets to an Affiliate of Buyer, (ii) Buyer may assign its rights and obligations hereunder to a newly-formed or existing subsidiary of Buyer (which assignment shall be deemed to remove Buyer as a party to this Agreement and insert such subsidiary entity as “Buyer” hereunder), and (iii) Buyer may assign and grant a security interest in its rights, title and interest under this Agreement, including its rights to indemnification hereunder, for collateral security purposes to any lender(s) providing financing to Buyer or any of its Affiliates without any additional notice or consent of the other parties hereto, and any such lender(s) may exercise from time to time all of the rights and remedies of Buyer hereunder, in each case with prior written notice to Seller.  Any attempted assignment in violation of this Section 10.9 shall be null and void.

10.10                     Entire Agreement.  This Agreement, and all the schedules and exhibits attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof), set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, of the parties hereto (including but not limited to any letter of intent), and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto. The disclosing, furnishing or making available for review of any document or other information to Buyer (including materials uploaded to the virtual data room) shall not be construed to modify, qualify or disclose any exception to any representation or warranty of Seller herein except as otherwise specifically set forth on the Disclosure Schedules.

10.11                     Interpretative Matters.  Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, and (c) the use of the word “including” in this Agreement shall be by way of example rather than limitation.

10.12                     No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

10.13                     Governing Law; Dispute Resolution.

(a)                                  This Agreement shall be governed by and construed under the laws of the State of New York, exclusive of the body of law known as conflicts of law.

(b)                                 Any claim or dispute, whether based on contract, tort, statute or any other legal or equitable theory, arising out of or relating to this Agreement or the transactions contemplated hereby (“Dispute”) shall be brought in the federal or state courts located in the State, City and County of New York.  Each of the parties hereto expressly submits to the exclusive jurisdiction of such courts and waives any claim of improper jurisdiction or lack of venue in connection with any claim or controversy that may be brought in connection with this Agreement.  Each party hereby agrees that such courts, as applicable, shall have in personam jurisdiction with respect to such party, and such party hereby submits to the personal jurisdiction of such courts. The parties hereby waive any objection to venue including those based upon form non conveniens.  BUYER AND SELLER EACH HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, WAIVE ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH.  THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY BUYER AND SELLER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  SELLER OR BUYER, AS APPLICABLE, ARE HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY BUYER OR SELLER, AS APPLICABLE.  THE PROVISIONS OF THIS SECTION SHALL SURVIVE THE CLOSING OR EARLIER TERMINATION OF THIS AGREEMENT.

(c)                                  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

10.14                     Bulk Sales Law.  Buyer hereby waives compliance by Seller with the bulk sales laws of any states where the Purchased Assets are located or in which the management, marketing, advertising and licensing of the assets of Seller are conducted.

10.15                     Non-Recourse.  No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or representative of either party or its Affiliates (provided that such director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or representative is an individual) shall have any personal liability for any obligations or liabilities of either party under this Agreement or the Transaction Documents or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

10.16                     Specific Performance.  The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts specified in Section 10.13, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law. Notwithstanding anything to the contrary in this Agreement, if either party fails to close because of a breach by the other party, then the non-breaching party shall be entitled to seek specific performance.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first above written.

“Buyer”

CHEROKEE INC., a Delaware corporation

By:	/s/ Henry Stupp
	Name:	Henry Stupp
	Title:	CEO

“Seller”

LLM MANAGEMENT COMPANY, LLC,
a Delaware limited liability company

By:	/s/ Joseph Gabbay
Name: Joseph Gabbay
Title: Managing Member

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]